Mail Stop 3561

May 16, 2007

Via U.S. Mail

Liping Deng
President and Chief Executive Officer
China Agri-Business Inc.
Finance Plaza 9th Floor
Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, CHINA 710068

Re: China Agri-Business, Inc.
Amendment no. 2 to Registration Statement on Form SB-2
Filed May 7, 2007
File No. 333-135729

Dear Mr. Deng,

We have reviewed your responses to the comments in our letter dated April 13, 2007 and have the following additional comments.

Registration Statement

Risk Factors
Our Products may be subject to counterfeiting and/or imitation, page 12

1. We note your response to prior comment 4. Please revise your risk factor to state that you have no patents for your products.

Recent Developments, page 30

2. We note your response to prior comment 9 and reissue in part. Please revise to discuss in greater detail for investors what part Tianwei has in your business strategy given that Tianwei produces aerospace products and your primary business is the production of organic biochemical agricultural application products.

Signature Page

3. We note your revised signature pages, however, please also have your principal financial officer and principal accounting officer sign in those capacities.

Exhibit 5.1

4. We note your revisions in response to prior comment 14, however, please revise to opine on whether the warrants are binding obligations under the law governing the warrant agreement.

Other

5. The financial statements should be updated, as necessary, to comply with Item 310 (g) of Regulation S-B at the effective date of the registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        via facsimile: 212-688-7273